STATEMENT OF FINANCIAL CONDITION

Aon Securities Inc.
December 31, 2015
With Report of Independent Registered Public Accounting Firm



16014485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*

SEC FILE NUMBER
8-14953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aon Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Street
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Murphy 312-381-4905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive,	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Peter F. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aon Securities Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



OFFICIAL SEAL
NANCY JEAN KRAS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/22/16

Peter F. Murphy
Signature

Chief Financial Officer
Title

Nancy Jean Kras
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aon Securities Inc.

Statement of Financial Condition

December 31, 2015

Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Aon Securities Inc.

We have audited the accompanying statement of financial condition of Aon Securities Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aon Securities Inc. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2016

Aon Securities Inc.

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 15,130,001
Receivables from affiliates	132,872,785
Fees receivable	5,256,855
Interest receivable	2,958
Prepaid expenses and other assets	10,950
Total assets	$ 153,273,549
Liabilities and stockholder's equity	
Liabilities:	
Payable to affiliates	$ 609,507
Income taxes payable to affiliate	4,050,875
Deferred advisory fees	584,559
Accounts payable and accrued expenses	64,056
Total liabilities	5,308,997
Stockholder's equity:	
Common stock; 200 shares authorized; 110 shares issued and outstanding	11,000
Additional paid-in capital	3,560,000
Retained earnings	144,393,552
Total stockholder's equity	147,964,552
Total liabilities and stockholder's equity	$ 153,273,549

See notes to financial statements.

Aon Securities Inc.

Notes to Financial Statements

December 31, 2015

1. Organization and Operations

Aon Securities Inc. (the Company) (formerly Aon Benfield Securities, Inc.), a New York Corporation, is a registered broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. The company is also registered with the Ontario Securities Commission, and the Municipal Securities Regulatory Board, and all 50 states' securities commissions. The Company is also a registered introducing broker, swap firm, and commodity pool operator with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association.

The Company is owned by Aon Group, Inc., an indirect wholly owned subsidiary of Aon Corporation which, in turn, is a wholly owned subsidiary of Aon plc (the Ultimate Parent).

The Company's capital market activities include structuring, underwriting, and/or participating in selling groups, for offerings of insurance linked securities, primarily catastrophe bonds; and financial advisory services.

The Company's broker-dealer activities include selling variable products, institutional distribution of non-affiliated mutual funds, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

The Company's PathWise Solutions Group provides advice, consulting, and other services to assist insurance companies in the management of their portfolios of variable annuities. These services may include the sale of licenses to use the Company's proprietary software.

The Company clears its clients' insurance-linked securities transactions on a fully disclosed basis through Pershing LLC and all other securities and certain insurance transactions on a fully disclosed basis through Raymond James & Associates, Inc.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at cost, which approximates fair value.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

Revenue Recognition

Underwriting fees from securities offerings are recorded when earned, net of third-party fees. Advisory and other fees are recorded when earned. Unearned fees collected in advance are recorded as deferred advisory income. Commission and distribution revenue represent sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record and are recorded when earned.

Revenue from sales of software licenses is recognized when persuasive evidence of an arrangement exists; delivery of the basic software code has occurred; the license fee is fixed or determinable; and collection of the license fee is probable. Interest income is recorded on an accrual basis.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in Accounting Standards Codification (ASC) Topic 605, *Revenue Recognition*, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and, (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments in ASU 2014-09 by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2017. Early adoption is not permitted. The Company is currently assessing the impact that ASU 2014-09 will have on the Company's financial statements and evaluating which adoption method to apply.

3. Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an investment or paid to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

3. Fair Value Measurements (continued)

Accounting standards establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair values as follows:

Level 1 – Observable inputs, such as quoted prices for identical assets in active markets

Level 2 – Inputs other than quoted prices for identical assets in active markets that are observable either directly or indirectly

Level 3 – Unobservable inputs in which there is little or no market data that requires the use of valuation techniques and the development of assumptions

As of December 31, 2015, investments in money market funds with a fair value of $11,723,330 were measured using quoted prices (Level 1) and classified as cash and cash equivalents in the statement of financial condition. Money market funds are carried at cost. Based on market convention, the Company considers cost a practical and expedient measure of fair value.

4. Income Taxes

The Company is included in Aon Corporation's consolidated federal income tax return and all state income tax returns where it is required. Federal and state income taxes have been provided for as if the Company was filing separate returns. The difference between the statutory tax rate of 35% and the Company's effective tax rate of 40% is due to state income taxes.

The Company had no unrecognized tax benefits at December 31, 2015. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months. The Company's position is to recognize interest and penalties related to unrecognized income tax benefits in its provision for income taxes.

The Company has concluded all U.S. federal income tax matters for years through 2007. Material U.S. state and local income tax jurisdiction examinations have been concluded for years through 2005. The years that follow are open for examination by various tax authorities.

5. Related-Party Transactions

The Company has a demand note agreement with Aon Corporation under which the Company's excess cash is loaned to Aon Corporation and recalled, as needed, to fund underwritings. At December 31, 2015, the note has a balance of $132,714,712 and is included in receivables from affiliates in the statement of financial condition. The note accrues interest at a variable rate of 0.34% at December 31, 2015, and is recorded at cost, which approximates fair value.

The Company has entered into a series of non-overlapping one-year revolving subordinated loan agreements with Aon Corporation, which it uses to fund firm commitment underwritings. Outstanding balances bear interest at a LIBOR-based rate which is determined at the time of the drawdown. The most recent agreement expired on January 14, 2016, and allowed for maximum outstanding borrowings of $240,000,000. There were no outstand borrowings at December 31, 2015.

6. Net Capital and Other Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2015, net capital was $9,573,914, which was $9,219,981 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.55 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of Rule 15c3-1.

7. Subsequent Events

The Company has evaluated subsequent events through February 25, 2016, the date these financial statements were issued, with no events noted that would require recognition or disclosure in the financial statements.